February 11, 2026	Athene Annuity and Life Company Legal Department 7700 Mills Civic Parkway 8A-17a West Des Moines, IA 50266 Tel.: 515-342-4545 Email: cjefferson@athene.com

VIA EDGAR

Ms. Anu Dubey
Disclosure Review Office
Division of Investment Management
U.S Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:    Athene Annuity and Life Company
Initial Registration Statement on Form N-4 (File No. 333-291754)

Dear Ms. Dubey:

On behalf of Athene Annuity and Life Company (the “Company”), I am responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on the above referenced Registration Statement for certain single purchase payment index-linked deferred variable annuity contracts (the “Contracts”) under the Securities Act of 1933.

Each Staff comment is set forth below, followed by the Company’s response. I will email you a redline of the changes against the one filed November 24, 2025. Unless otherwise noted, page references below are with respect to prospectus page numbers (not PDF page numbers) from the Edgar filing of the Athene Amplify 3.0 Prospectus. Parentheticals are cross references to N-4 instructions that the Staff provided.

Cover Page
•Last Sentence, First Paragraph, beginning “The Company does not allow additional Purchase Payments…”
oPlease add a statement that the statement means the investor would no longer be able to increase their contract value, death benefit, or any living benefits through premium payments.

Response: PDF page 1 of redline. We have added the following statement to clarify the impact of the not allowing additional Purchase Payments.
This means the investor will not be able to increase their Contract Value, Death Benefit, or other benefits available under the Contract through additional Purchase Payments.
Similar disclosure was added to PDF page 31 of redline.
•Second Bullet Point, beginning “Each Point-to-Point Buffer…”
oRevise sentence of bullet, “Cap Rate guaranteed minimums during the Withdrawal Charge Period will never be less than those after the Withdrawal Charge Period,” to reflect that this statement is true on a per-Segment-Term-Period basis.

Response: PDF page 1 of redline. Please see updated second bullet point on Cover Page. We added “for each Segment Term Period” to revise the statement. A parallel change was made in the fourth bullet, for Trigger Rates.
oSimilar to the disclosure that a Buffer Rate will always be at least 1%, please disclose the lowest limit on index gains that may be established under the Contract (not just for certain Segment Options). Disclose this for each of the Cap Rate, Trigger Rate, Participation Rate, and Downside Participation Rate, here and elsewhere as required; see Item 1(A)(6)(b), 2(B)(2)(iv), 6(D)(2)(ii)(b), and 17(B)(2).
Response: Changes were made to relevant sections throughout the prospectus to adhere to the four standards listed above. We have added the following statements to disclose the lowest limit on index gains that may be established under the Contract for all Segment Term Periods:

The Cap Rate will always be at least 0.50% on any Segment Option we establish under the Contract.

The Participation Rate will always be at least 100% on any Segment Option we establish under the Contract.

The Downside Participation Rate will always be at least 100% on any Segment Option we establish under the Contract.

The Trigger Rate will always be at least 0.25% on any Segment Option we establish under the Contract.

Relevant, affected sections for each requirement are as follows:
    Item 1(A)(6)(b) ------- Cover Page (PDF page 1 of redline)
Item 2(B)(2)(iv) ------ Pages 9-10 (PDF page 14-15 of redline)
Item 6(D)(2)(ii)(b) --- Pages 40 - 43 (PDF page 46 - 50 of redline)
Item 17(B)(2) --------- Page A-6 (PDF page 117 of redline)

Please note that for Cap Rates and Trigger Rates, the “global minimum” language was added to, and not as a replacement of, existing Segment-level minimums. The Segment-level minimums were retained because, while the global minimums apply to future Segment Options, currently-offered Segment Options may provide higher guaranteed minimums.

•Third Bullet Point, beginning “Each Trigger and Dual Trigger Buffer Segment Option…”
oAlso disclose the lowest possible Trigger Rate for a 2-year Segment Term Period, as you do above for the Cap Rates.
Response: We do not offer any 2-year Trigger or Dual Trigger Buffer Segment Options and currently don’t have any plans to, so we have excluded that disclosure to avoid causing any confusion.

•First Non-Bolded Paragraph beneath bullet points, beginning “The Contract is not a short-term investment…”
oRegarding the second sentence, “Required Minimum Distributions can be withdrawn anytime during a Segment Term Period and, when applicable, will be required on an ongoing basis.” Prominently disclose on the Cover Page and in the prospectus sections discussing RMDs that the Contract permits such ongoing withdrawals from Index-Linked Segment Options prior to the end of the term and that these withdrawals may have an adverse effect on values under the Contract.
Response: PDF page 1 of redline. We added “including from Index-Linked Segment Options, to the existing language, “can be withdrawn anytime during a Segment Term Period”, to address the first half of the comment about ongoing withdrawals being able to be taken prior to the end of the term. For the second half regarding the withdrawals having an adverse effect on values under the Contract, the following sentences were added to the paragraph and bolded:

The resulting Proportional Withdrawal will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn. Any amounts withdrawn could also result in significant reductions to your Death Benefit and other benefits available under the Contract

Similar disclosure was added to PDF page 79 of the redline.

•First full paragraph, beginning “Each Index-Linked Segment Option will have a Cap Rate and a Participation Rate, or a Trigger Rate.”
oDisclose how each of these (Cap Rate, Participation Rate, Trigger Rate) limits positive index returns. See item 2(B)(2)(iii) and (iv) for guidance on narrative disclosure.
Response: PDF page 14 of redline. Added the following language to “Briefly describe the manner(s) in which the Insurance Company limits positive returns through the use of a cap, participation rate, or some other rate or measure.”

The Cap Rate establishes the maximum positive Index Change or Aggregate Index Change used to calculate Segment Credits for Index-Linked Segment Options before the Participation Rate is applied. The Participation Rate is a percentage that is multiplied by any positive Index Change or Aggregate Index Change after the application of the Cap Rate, to calculate the Segment Credit for Index-Linked Segment Options.

The Trigger Rate establishes the positive rate to be used in the calculation of the Segment Credit for Trigger Buffer Segment Options and Dual Trigger Buffer Segment Options if the Index Change is greater than or equal to a threshold specified by the Crediting Method used by that Segment Option.

•Please disclose the lowest limit on index gains that may be established under the Contract for Cap Rate and Trigger Rate.
Response: PDF page 14-15 of redline. See response in “Cover Page” section.

•Third paragraph under the “Fixed Segment Option” header.
oIn the second sentence that notes the Fixed Segment is not registered under the Securities Act of 1933, also disclose that the Fixed Segment Option is not registered as an investment company under the 40 Act.
Response: PDF page 15 and 46 of redline. We added “or the Investment Company Act of 1940” after the Securities Act of 1933. So the sentence now reads:

Because the Fixed Segment Option does not have risk of poor investment performance and provides minimum values after the application of the Interest Adjustment that comply with Standard Nonforfeiture Law for Deferred Annuities, it is not registered under the Securities Act of 1933 or the Investment Company Act of 1940.

•For the Lowest Annual and Highest Annual Cost Exhibit
oAdd two more bullets to each column, one of them for there being no Equity Adjustment, and another for there being no Interest Adjustment.
Response: PDF page 20 of redline. The two bullets were added to both the “Lowest Annual Cost” and “Highest Annual Cost” columns.

•First Paragraph in “Is this a Short-Term Investment?”
oPlease make more clear that withdrawals could result in significant reductions to account value, the death benefit, and contract benefits, and by more than the amount withdrawn, if applicable.
Response: PDF page 22 of redline. The following disclosure was added regarding withdrawal risks:

The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn. Any amounts withdrawn could also result in significant reductions to your Death Benefit and other benefits available under the Contract.

Similar disclosure was added to PDF pages 17, 74, 75, and 112 of the redline.

•“What are the Risks Associated with the Segment Options?”
oAdd disclosure providing an example or examples as to how the PR and DPR work, using a rate greater than 100%. E.g. say something after the bolded language but before the buffer rate, like “we also apply a PR/DPR when calculating segment credits in the Segment Options. For example…”
Response: PDF page 23 of redline. The following disclosure and example were added in the requested location, illustrating a Participation Rate of 125%.

For investments in a Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option, we also apply a Participation Rate after the application of the Cap Rate, when calculating Segment Credits. For example, if an Index-Linked Segment Option is uncapped and has a Participation Rate of 125%, and the Index Change is 12%, the Segment Credit on the Segment End Date would be 15%.

•“Are There Restrictions on Investment Options?”
oDisclose if certain investment options are or may not be available through certain intermediaries, employers, and states.
Response: PDF page 25 of redline. The following cross-reference was added to the bottom of the cell, which discloses that investment options may be restricted and then redirects them to the appendices for more details. The appendices were also added to the third column, “Location in Prospectus”.

The availability of Segment Options and/or Reference Indices may vary by state or financial intermediary. Please see “Appendix D - State Variation Chart” and “Appendix E - Financial Intermediary Variation Chart” for details.

On a similar note, “Appendix E – Financial Intermediary Variation Chart” was set up with relevant disclosure and details on current restrictions. Please note that as of the date of this response, we have not been informed of any variations, but we will amend the appendix to reflect any future requested variations. The appendix also includes a 409 disclosure regarding variations we are not aware of or are not reasonably available to us. See PDF page 134.

•“Restrictions on Contract Benefits”
oDisclose if any benefits are or may not be available through certain intermediaries, employers, and states.

Response: PDF page 26 of redline. The following cross-reference was added to the bottom of the cell, which discloses that benefits may be restricted and then redirects them to the appendices for more details. The appendices were also added to the third column, “Location in Prospectus”. Please note that we are not currently aware of any such variations in benefits and do not administer any, but we understand that we are required to include any variations in Appendix E if any become known.

The availability of contract benefits may vary by state or financial intermediary. Please see “Appendix D - State Variation Chart” and “Appendix E - Financial Intermediary Variation Chart” for details.

•“Purchases and Contract Values”, end of first paragraph
oDisclose all material intermediary-specific variations to the offering. See Item 8(a).
Response: PDF page 31 of redline. The following cross-reference was added to the end of the paragraph, which redirects them to the appendices for more details.

Please see “Appendix E - Financial Intermediary Variation Chart” for details.

•Top of page, “The following examples illustrate how we calculate Segment Credit percentages based on different levels of Index Change. All the examples assume no Withdrawals.”
oPlease revise this legend to conform to the legend required by Item 6(d)(2)(iv)(C)
Response: PDF page 38, 40, 42, 43, 45, and 46 of redline. The legend was revised to be as follows, which more closely conforms to the language in Item 6(d)(2)(iv)(C). The only difference is changing “each Index crediting methodology” to list the specific Crediting Method for the section.

The following examples illustrate how we calculate and credit interest under the Point-to-Point Crediting Method assuming hypothetical index returns and hypothetical limits on index gains and losses. The examples assume no Withdrawals.
•Example 2
oThis section starts with Example 2. Where is Example 1?
Response: Example 1 is on page 28 of the prospectus, in the “Allocation of Purchase Payment” section. Rather than restart numbering for each section, we number the examples consistently throughout the document as a whole, which is why this section starts with Example 2.
oPlease revise this example to reflect a Participation Rate higher than 100%, because at 100%, the example does not illustrate how the Participation Rate works.
Response: PDF page 38 of redline. The example was redone to illustrate a Participation Rate of 105%.

•Example 4
oPlease revise the example to reflect a Participation Rate higher than 100%.
Response: PDF page 41 of redline. The example was redone to illustrate a Participation Rate of 130%.

•Example 8
oPlease revise the example to show how a Downside Participation Rate of more than 100% would work.
Response: PDF page 45 of redline. The example was redone to illustrate a Downside Participation Rate of 105%.

•“Setting the Cap Rates…” section
oDisclose what an investor should consider regarding downside protection before choosing to invest in an Index-Linked Segment Option. See Item 6(D)(2)(i) and 6(D)(2)(ii)
Response: PDF pages 63-64 of redline. The following language was added, which touches on various considerations around selecting investment options, such as term lengths, limits on index gains, and limits on index losses. We also added the first part of the disclosure on PDF page 112.

When choosing among offered Segment Options, consider which term lengths, limits on index gains, and limits on index losses may be appropriate for you based on your risk tolerance, liquidity needs, investment horizon, and financial goals. Consider that a Segment Option with a Segment Fee offers higher Cap Rates, Participation Rates, Downside Participation Rates, and Trigger Rates than the same Segment Option without a Segment Fee, which in turn provides you with the possibility of, but does not guarantee, greater growth potential. Also consider that an Index-Linked Segment Option with a higher Buffer Rate will tend to have a lower Cap Rate, Participation Rate, Downside Participation Rate, or Trigger Rate, as applicable, compared to a Segment Option with a lower Buffer Rate for the same Reference Index and Segment Term Period. This is because of the additional downside protection offered by the higher Buffer Rate.

•“Equity Adjustment” section, First Sentence
oDisclose somewhere that the Equity Adjustment does not equal the performance of the Index.

Response: PDF page 69 of redline. We added the requested disclosure immediately following the first sentence. In addition, we relocated the two sentences previously included in the third paragraph to the first paragraph, placing them after the “does not relate to any particular derivative instrument” and “does not equal the performance of the Reference Index” disclosures, respectively, to serve as illustrative examples of each. We also separated the sentence beginning with “The adjustment accounts” into a new paragraph. The first paragraph now reads:

The Equity Adjustment is a positive or negative adjustment designed to approximate the change in market value of the derivative instruments that hedge risks associated with our obligation to apply Segment Credits to Index-Linked Segment Options. While the performance of the Reference Index factors into the calculation of the Equity Adjustment, the Equity Adjustment does not equal the performance of the Reference Index. The Equity Adjustment may be negative even when the value of the Reference Index has increased or has declined less than the Buffer Rate for an Index-Linked Segment Option. It does not relate to any particular derivative instrument(s) supporting the Contract. The Equity Adjustment Factor represents the difference in the value of the hypothetical derivatives on a given date before the Segment End Date and on the Segment Start Date, adjusted for the number of days elapsed in the Segment Term Period.

•Benefits Table
oIf certain benefits may or may not be available through certain financial intermediaries, disclose prominently preceding the table that the availability of certain benefits may vary by intermediary. Also include a cross-reference to the prospectus section that discusses this in more detail.
Response: PDF page 74 of redline. The following cross-reference was added to the legend preceding the table, which discloses that benefits may be restricted and then redirects them to the appendices for more details. The language was bolded for prominence.

The availability of contract benefits may vary by state or financial intermediary. Please see “Appendix D - State Variation Chart” and “Appendix E - Financial Intermediary Variation Chart” for details.

•“Assignment” Heading
oAdd here a cross-reference to disclosure on page 23 under the heading "Owners, Joint Owners", because there is similar language around restrictions by Endorsement or Rider, but page 23 has an additional exception. Alternatively, repeat the additional exception in this section.

Response: This comment arose from the review of the Amplify 3.0 NY prospectus and was initially thought to apply to Amplify 3.0 as well. Upon review, it was determined that the exceptions are consistent between the two sections, and therefore the comment is not applicable and no changes were required. In other words, both the “Owners, Joint Owners” and “Assignment” sections contain the exception for applicable state or federal “law or regulations, including Rule 12h-7 under the Securities Exchange Act of 1934, or successor regulations”.

Appendix A
•Intro Legend Preceding Table
oIf certain segment options are or may not be available through certain financial intermediaries, include a prominent statement that certain investment options are or may not be available through certain financial intermediaries. And include a cross-reference to the section that discusses this in more detail.
Response: PDF page 112 of redline. The following cross-reference was added to the bottom of the first paragraph of the legend, which discloses that investment options may be restricted and then redirects them to the appendices for more details.

The availability of Segment Options may vary by state or financial intermediary. Please see “Appendix D - State Variation Chart” and “Appendix E - Financial Intermediary Variation Chart” for details.
•Minimum Limit on Index Gain Column
oThe table needs to reflect the minimum Participation Rate and Downside Participation Rate for the life of the Segment Option within the table. See Instruction 7 to Item 17(B).
Response: PDF page 112-117 of redline. For Point-to-Point, Performance Blend, and Dual Direction strategies, a new row was added under the “Minimum Limit on Index Gain” columns to list the 100% Participation Rate alongside the minimum caps. A row for the Downside Participation Rate was similarly added for Dual Direction strategies.

Part C
•Exhibit (r)
oPlease confirm to us that at the next annual update, historical current limits will be provided for the Participation Rate and Downside Participation Rate, in addition to the Cap Rate and Trigger Rate.
Response: For May 2026, Exhibit (r) will not be populated since there is no data for Amplify 3.0 as of December 31, 2025. However, we confirm that in subsequent years we will provide current limits for the Participation Rate and Downside Participation Rate, in addition to Cap Rate and Trigger Rates.

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In addition to the responses to the specific comments listed above, we made other changes to the prospectus because of (1) additional information that became available after the November 24, 2025 filing and (2) additional items that we noticed while addressing the comments above or while preparing the Amplify 3.0 NY filing. Those additional changes are as follows:
•Updated the product name trademark to ensure consistency with trademark registration.
oCover Page
oSection 2: Overview of the Contract
oStatement of Additional Information (Part B)
•Renamed the previous Appendix E – Index Disclosures, to appendix F to accommodate the insertion of the Financial Intermediary Variation Chart. Similarly, updated cross references to that appendix to refer to F instead of E.
oTable of Contents
oSection 7 – About the Indices
oAppendix F – Index Disclosures
•Updated S&P disclosure to align with current index disclosure requirements.
oAppendix F – Index Disclosures
•Updated the Bar Charts which show the past 10 years of index returns to reflect 2025 data for each available Index (and removed the bracketed note about 2025 showing 0% returns due to being generated prior to 12/31/2025):
oSection 7: The Insurance Company and Investment Options
•Added “from any Index-Linked Segment Option” to the “Are There Charges or Equity Adjustments for Early Withdrawals” cell, in order to align with NY prospectus language.
oSection 3 – Key Information Table
•Added “if available” to the “Is This a Short-Term Investment” cell, in order to align with NY prospectus language.
oSection 3 – Key Information Table
•Fixed typo in “Are There Restrictions on the Investment Options”, changing “If you do no request” to “If you do not request”.
oSection 3 – Key Information Table
•Fixed typo in Example C3, where the Buffer Rate listed in the legend did not match the one used in the example. Changed 10% to 20% to bring them into alignment.

oAppendix C – Performance Lock Examples
•Removed the state variation footnotes from the Section 9 Benefits Table, as the disclosure is now covered by the legend and the footnotes are therefore redundant.

•Unbracketed product and rate websites after confirming URLs with Marketing & Digital Experience teams. Affected URLS are https://www.athene.com/products/rila/amplify3 and www.athene.com/amplify3-rates. Please note that these sites themselves are currently in progress but will be live by May 1, 2026.
oSection 7 – The Insurance Company and Investment Options
oAppendix A – Investment Options Available Under the Contract
oBack Cover (Part A)
•Added Edgar Contract Identifier Number
oBack Cover (Part A)

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The Company believes that the revisions described above adequately respond to your comments. Please note that the following items are still outstanding and will be addressed via a pre-effective amendment: Financial Statements of the Company (SAI), Underwriting Contracts (Part C), Legal Matters (Part A, Section 16), Legal Opinion (Part C), Other Opinions (Part C), 2025 expenses incurred under investment management agreement (Part C), 2025 expenses incurred under Shared Services and Cost Sharing Agreements (SAI and Part C), any changes to the Specimen Contract due to Compact responses to the filing, and any changes to State Variations or Financial Intermediary Variations tables as approvals come in. In our prior correspondence, we indicated that we were considering the addition of a new index to the product based on an existing ETF. We are no longer pursuing this change, and accordingly, there will be no change to the index lineup.

If you have any questions regarding this letter or the enclosed Amendments, please contact me by phone at 515-342-4545 or by email at cjefferson@athene.com.

Thank you for reviewing this correspondence.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
Vice President and Senior Counsel

cc: Ms. Tara Varghese, Branch Chief